SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[November 10, 2003]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-___________

METSO’S FINANCIAL INFORMATION IN 2004
SIGNATURES

METSO’S FINANCIAL INFORMATION IN 2004

(Helsinki, Finland, November 10, 2003) — Metso Corporation (NYSE: MX; HEX: MEO) will publish its financial information in 2004 as follows:

February 4, 2004	2003 Financial Statements
April 28, 2004	Interim Review for January — March 2004
July 28, 2004	Interim Review for January — June 2004
October 28, 2004	Interim Review for January — September 2004

The Annual Report for 2003 will be published during the week 11 in March 2004.

Metso Corporation’s Annual General Meeting is planned to be held on April 6, 2004.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.

SIGNATURES

Date: November 10, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo President and CEO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation